Exhibit 1.1
Financial Institutions Group
CONFIDENTIAL
April 28, 2010
Mr. Timothy K. Zimmerman
President and Chief Executive Officer
Standard Mutual Holding Company
Standard Bank, PaSB
2640 Monroeville Boulevard
Monroeville, Pennsylvania 15146
Re:       Proposed Full Conversion — Advisory, Administrative and Marketing Services
Dear Mr. Zimmerman:
Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus”) is pleased to submit this engagement letter setting forth the terms of the proposed engagement between Stifel Nicolaus and Standard Mutual Holding Company (the “MHC”) and Standard Bank, PaSB (the “Bank”) in connection with the proposed mutual-to-stock conversion of the MHC (“the Conversion”) and the concurrent sale of common stock of a stock holding company (the “Company”) to be formed in connection with the Conversion.
1. BACKGROUND ON STIFEL NICOLAUS
Stifel Nicolaus is a full service brokerage and investment banking firm established in 1890. Stifel Nicolaus is a registered broker-dealer with the Securities and Exchange Commission, and is a member of the New York Stock Exchange, Inc., Financial Industry Regulatory Authority (“FINRA”), the Securities Industry and Financial Markets Association and the Securities Investor Protection Corporation. Stifel Nicolaus has built a national reputation as a leading full service investment bank to both public and private financial institutions.
2. CONVERSION AND OFFERING
The MHC’s and Bank’s respective Board of Directors plan to adopt a plan of conversion (the “Plan”) whereby the MHC, through a series of transactions, will be eliminated and the Bank will effect the Conversion by forming the Company (the MHC, the Bank and the Company are referred to collectively herein as the “Company.”) The common stock of the Company (the “Common Stock”)
Stifel, Nicolaus & Company, Incorporated

18 Columbia Turnpike | Florham Park, New Jersey 07932 | (973) 549-4020 | (973) 549-4034 Fax
Member Sipc And Nyse

Standard Mutual Holding Company
Standard Bank, PaSB

would be offered for sale on a first priority basis in a subscription offering with any remaining shares expected to be sold in a community offering and, if necessary, a syndicated community offering (collectively the “Offering”). Stifel Nicolaus will act as conversion advisor to the Company with respect to the Conversion, and as marketing agent on a best-efforts basis with respect to the Offering. Specific terms of services shall be set forth in an agency agreement, in the case of the subscription and community offering and a syndicated community offering or, if appropriate, a public underwriting agreement (together, the “Definitive Agreement”) between Stifel Nicolaus and the Company. The Definitive Agreement will include customary representations and warranties, covenants, conditions, termination provisions and indemnification, contribution and limitation of liability provisions, all to be mutually agreed upon by Stifel Nicolaus and the Company.
3. SERVICES TO BE PROVIDED BY STIFEL NICOLAUS
Stifel Nicolaus will provide and coordinate certain advisory, administrative and marketing services in connection with the Company’s Conversion and Offering as outlined below.
a. Advisory Services — Stifel Nicolaus will work with the Company and its counsel to evaluate financial, marketing and regulatory issues.
Our advisory responsibilities include:
-	Advise with respect to business planning issues in preparation for a public offering;

-	Advise with respect to the choice of charter and form of organization;

-	Review and advise with respect to the Plan (e.g. sizes of benefit plan purchases; maximum purchase limits for investors);

-	Advise with respect to listing on appropriate stock exchange or other trading venue;

-	Review and provide input with respect to the business plan to be prepared in connection with the Conversion and Offering;

-	Discuss the appraisal process and analyze the appraisal with the Board of Directors and management;

-	Participate in drafting the offering disclosure documents and any Bank customer proxy materials, and assist in obtaining all requisite regulatory approvals;

-	Develop a marketing plan for the subscription and community offerings, considering various sales method options, including direct mail, advertising, community meetings and telephone solicitation;

-	Develop a Bank customer proxy solicitation plan;

-	Work with the Company to provide specifications and assistance (including recommendations) in selecting certain other professionals that will perform functions in connection with the Conversion and Offering process. Fees and expenses of financial printers, transfer agent and other service providers will be borne by the Company, subject to agreements between the Company and the service providers;

Standard Mutual Holding Company
Standard Bank, PaSB

-	Advise/Assist client through the planning process and organization of the Stock Information Center (the “Center”);

-	Develop a layout for the Center, where stock order processing and customer vote solicitation occur;

-	Draft marketing materials including press releases, letters, stock order form, advertisements, and informational brochures. If a community meeting or “road show” is anticipated, we will help draft the presentation; and

-	After consulting with management, determining whether and when to conduct a syndicated community offering through assembling a group of selected broker/dealers (including Stifel Nicolaus) to sell stock remaining after the community offering, on a best-effort basis and then conducting/managing such syndicated community offering. Alternatively, after consulting with management, conducting a “stand-by” firm commitment public underwriting, including Stifel Nicolaus and other broker/dealers.
b. Administrative Services and Stock Information Center Management – Stifel Nicolaus will manage substantially all aspects of the Offering and customer voting processes.
The Stock Information Center (as defined above) serves as the “command center” during a stock offering. Stifel Nicolaus staff will train and supervise the staff that the Company assigns to the Center to help record stock orders, answer customer inquiries, place vote solicitation calls and participate in other activities of the Center.
Our administrative services include:
-	Provide experienced on-site Stifel Nicolaus FINRA registered representatives to manage and supervise the Center. All technical stock offering and customer proxy vote matters and inquiries will be handled by Stifel Nicolaus;

-	Prepare procedures for processing customer proxy votes, stock orders, deposit account withdrawals and cash, and for handling requests for materials;

-	Provide scripts and training for the telephone team who solicit customer proxies and, if needed, help conduct a stock sales telemarketing effort;

-	Educate the Company’s directors, officers and employees about the Conversion and Offering, their roles and relevant securities laws;

-	Train branch managers and customer-contact employees on the proper response to stock purchase and proxy vote inquiries;

-	Coordinate functions with and between the printer, transfer agent, stock certificate printer and other professionals;

-	Design and implement procedures for facilitating stock orders within IRA and Keogh accounts;

-	Supervise Center staff in order processing and in proxy solicitation efforts;

-	Prepare daily sales reports for management, ensuring funds processed balance to the reports;

Standard Mutual Holding Company
Standard Bank, PaSB

-	Monitor the proxy vote response and make any needed revisions to the calling/reminder mailing plan;

-	Manage the pro-ration process in the event of subscription and community offering oversubscription;

-	Coordinate with stock exchange and the Depository Trust Company to ensure a smooth closing and orderly stock trading; and

-	Provide post-offering subscriber assistance.
c. Securities Marketing Services — Stifel Nicolaus uses various sales techniques including direct mail, advertising, community investor meetings, telephone solicitation, and if necessary, assembling a selling group of broker-dealers for a syndicated community offering.
Our securities marketing services include:
-	If applicable, assisting management in developing a list of potential investors who are viewed as priority prospects;

-	The Stifel Nicolaus registered representatives at the Center will seek to manage the sales function and, if applicable, will solicit orders from the prospects described above;

-	Responding to investment-related and other questions regarding information in the Offering disclosure documents provided to potential investors;

-	If the sales plan calls for community meetings, participate in them;

-	Continually advise management on sales progress, market conditions and customer/community responsiveness to the Offering;

-	In case of a best-efforts syndicated community offering, manage the selling group. We will prepare broker “fact sheets” and arrange “road shows” for the purpose of stimulating interest in the stock offering and informing the brokerage community of the particulars of the Offering; and

-	Contacting other market makers to maximize after-market support for the Company’s Common Stock.
4. COMPENSATION
For its services hereunder, the Company will pay to Stifel Nicolaus the following compensation:
a.	A conversion and proxy vote advisory and administrative services fee of $30,000 in connection with the services set forth in section 3.a. and 3.b. hereof. In view of the long preparation phase prior to commencement of the Offering, this fee shall be payable as follows: $15,000 upon executing this letter and $15,000 upon the initial filing of the Offering disclosure documents.

b.	A success fee of one percent (1.00%) of the dollar amount of the Common Stock sold in the subscription and community offerings. No fee shall be payable pursuant to this subsection in connection with the sale of stock to officers, directors, employees or immediate family of such persons (“Insiders”); the contribution of shares to a charitable foundation, if any, associated

Standard Mutual Holding Company
Standard Bank, PaSB

with the Company; and the sale of stock to qualified and non-qualified employee benefit plans of the Company or the Insiders. “Immediate family” includes spouse, parents, siblings and children who live in the same house as the officer, director, or employee.

c.	For stock sold by a group of selected dealers (including Stifel Nicolaus ) pursuant to a syndicated community offering solely managed by Stifel Nicolaus (the “Selling Group”), a fee equal to one percent (1.00%) of the aggregate dollar amount of Common Stock sold in the syndicated community offering, which fee paid to Stifel Nicolaus, along with the fee payable directly by the Company to Stifel Nicolaus and the other selected dealers for their sales shall not exceed six percent (6.00%) of the aggregate dollar amount of Common Stock so sold, provided Stifel Nicolaus will endeavor to limit the aggregate fees to be paid by the Company under any such selected dealers’ agreement to an amount competitive with gross underwriting discounts charged at such time. Alternatively, for stock sold by pursuant to a publicly underwritten offering, the underwriting discount will not exceed six percent (6.00%) of the aggregate dollar amount of Common Stock so sold. In consultation with Stifel Nicolaus, the Company will determine which FINRA member firms will participate in the Selling Group and the extent of their participation. Stifel Nicolaus will not commence sales of the Common Stock through the Selling Group without the specific prior approval of the Company.

d.	If, pursuant to a resolicitation of subscribers undertaken by the Company, Stifel Nicolaus is required to provide significant additional services, the additional compensation due will not exceed $30,000.
             The above compensation, less the amount of advance payments described in subparagraph a., is to be paid to Stifel Nicolaus at the closing of the Conversion and Offering.
             If (i) the Plan and Offering is abandoned or terminated by the MHC and the Bank; (ii) the Offering is not consummated by March 31, 2011; (iii) Stifel Nicolaus terminates this relationship because there has been a material adverse change in the financial condition or operations of the MHC and the Bank since December 31, 2009; or (iv) immediately prior to commencement of the Offering, Stifel Nicolaus terminates this relationship because in its opinion, which shall have been formed in good faith after reasonable determination and consideration of all relevant factors, there has been a failure to satisfactorily disclose all relevant information in the offering document or other disclosure documents or market conditions exist which might render the sale of the Common Stock inadvisable to the Company, Stifel Nicolaus shall not be entitled to the compensation set forth in subparagraph 4.b through 4.d above, but in addition to reimbursement of its reasonable out-of-pocket expenses as set forth in paragraph 7 below, Stifel Nicolaus shall be entitled to retain its fee in subparagraph 4.a above for its conversion and proxy solicitation advisory and administrative services.
5. MARKET MAKING
Stifel Nicolaus agrees to use its best efforts to maintain a market after the Offering and to solicit other broker-dealers to make a market in the Common Stock at the conclusion of the Offering.

Standard Mutual Holding Company
Standard Bank, PaSB

6. DOCUMENTS
The Company and its counsel will complete, file with the appropriate regulatory authorities and, as appropriate, amend from time to time, the information to be contained in the Company’s applications to banking and securities regulators and any related exhibits thereto. In this regard, the Company and its counsel will prepare offering documents relating to the offering of the Common Stock in conformance with applicable rules and regulations. As the Company’s financial advisor, Stifel Nicolaus will, in conjunction with its counsel, conduct an examination of the relevant documents and records of the Company and will make such other reasonable investigations as deemed necessary and appropriate under the circumstances. The Company agrees to make all documents, records and other information deemed necessary by Stifel Nicolaus, or its counsel, available to them upon reasonable notice. Stifel Nicolaus’ counsel will prepare, subject to the approval of Company’s counsel, the Definitive Agreement. Stifel Nicolaus’ counsel will be selected by Stifel Nicolaus.
7. EXPENSES AND REIMBURSEMENT
The Company will bear all of its expenses in connection with the Conversion and the Offering of Common Stock including, but not limited to: appraisal and business plan preparation; the Company’s attorney fees; SEC and FINRA filing fees; “blue sky” legal fees and state filing fees; fees and expenses of service providers such as transfer agent, information/data processing agent, financial and stock certificate printers, auditors and accountants; advertising; postage; “road show” and other syndicated community or publicly underwritten offering costs; and all costs of operating the Stock Information Center, including hiring temporary personnel, if necessary. In the event Stifel Nicolaus incurs such expenses on behalf of the Company, the Company shall reimburse Stifel Nicolaus for such reasonable fees and expenses regardless of whether the Conversion and Offering are successfully completed. Stifel Nicolaus will not incur any single expense of more than $1,000, pursuant to this paragraph without the prior approval of the Company.
The Company also agrees to reimburse Stifel Nicolaus for its reasonable out-of-pocket expenses, including legal fees and expenses, incurred by Stifel Nicolaus in connection with the services contemplated hereunder. In the subscription and community offering, Stifel Nicolaus will not incur legal fees (excluding the out-of-pocket expenses of counsel) in excess of $75,000. In addition to legal fees, Stifel Nicolaus will not incur actual accountable reimbursable out-of-pocket expenses in excess of $25,000 in the subscription and community offerings and in excess of $25,000 in the syndicated community offering or public underwritten offering. The parties acknowledge, however, that such caps may be increased by the mutual consent of the Company and Stifel Nicolaus in the event of a material delay in the Offering which would require an update of the financial information in tabular form to reflect a period later than that set forth in the original filing of the offering document; provided that under such circumstances, Stifel Nicolaus will not incur any additional accountable reimbursable out-of-pocket expenses in excess of $15,000 or additional reimbursable legal fees in excess of $25,000 and that the aggregate of all reimbursable expenses and legal fees shall not exceed $165,000. Not later than two days before closing, Stifel Nicolaus will provide the Company with a detailed accounting of all reimbursable expenses of Stifel Nicolaus and its counsel to be paid at closing.

Standard Mutual Holding Company
Standard Bank, PaSB

8. BLUE SKY
To the extent required by applicable state law, Stifel Nicolaus and the Company must obtain or confirm exemptions, qualifications or registration of the Common Stock under applicable state securities laws and FINRA policies. The cost of such legal work and related state filing fees will be paid by the Company to the law firm furnishing such legal work. The Company will instruct the counsel performing such services to prepare a Blue Sky memorandum related to the Offering including Stifel Nicolaus’ participation therein and shall furnish Stifel Nicolaus a copy thereof, regarding which such counsel shall state Stifel Nicolaus may rely.
9. INFORMATION AGENT SERVICES
Pursuant to a separate agreement by and between the Company and Stifel Nicolaus and in connection with the Conversion and Offering, Stifel Nicolaus shall serve as information agent for the Company.
10. INDEMNIFICATION
The Definitive Agreement will provide for indemnification of the type usually found in underwriting agreements as to certain liabilities, including liabilities under the Securities Act of 1933. The Company also agrees to defend, indemnify and hold harmless Stifel Nicolaus and its officers, directors, employees and agents against all claims, losses, actions, judgments, damages or expenses, including but not limited to reasonable attorney fees, arising solely out of the engagement described herein, except that such indemnification shall not apply to Stifel Nicolaus’ own bad faith, willful misconduct or gross negligence.
11. CONFIDENTIALITY
To the extent consistent with legal requirements and except as otherwise set forth in the offering document, all information given to Stifel Nicolaus by the Company, unless publicly available or otherwise available to Stifel Nicolaus without restriction to breach of any confidentiality agreement (“Confidential Information”), will be held by Stifel Nicolaus in confidence and will not be disclosed to anyone other than Stifel Nicolaus’ agents without the Company’s prior approval or used for any purpose other than those referred to in this engagement letter. Upon the termination of its engagement, Stifel Nicolaus, at the request of the Company, will promptly deliver to the Company all materials specifically produced for it and will return to the Company all Confidential Information provided to Stifel Nicolaus during the course of its engagement hereunder.
12. FINRA MATTERS
Stifel Nicolaus has an obligation to file certain documents and to make certain representations to the Financial Industry Regulatory Authority in connection with the Offering. The Company agrees to cooperate with Stifel Nicolaus and provide such information as may be necessary for Stifel Nicolaus

Standard Mutual Holding Company
Standard Bank, PaSB

to comply with all FINRA requirements applicable to its participation in the Offering. Stifel Nicolaus is and will remain through completion of the Offering a member in a good standing of the FINRA and will comply with all applicable FINRA requirements.
13. OBLIGATIONS
Except as set forth below, this engagement letter is merely a statement of intent. While Stifel Nicolaus and the Company agree in principle to the contents hereof and propose to proceed promptly and in good faith to work out the arrangements with respect to the Offering, any legal obligations between Stifel Nicolaus and the Company shall be only: (i) those set forth herein in paragraphs 2, 3 and 4 regarding services and payments; (ii) those set forth in paragraph 7 regarding reimbursement for certain expenses; (iii) those set forth in paragraph 10 regarding indemnification; (iv) those set forth in paragraph 11 regarding confidentiality; and (v) as set forth in a duly negotiated and executed Definitive Agreement.
The obligation of Stifel Nicolaus to enter into the Definitive Agreement shall be subject to there being, in Stifel Nicolaus’ opinion, which shall have been formed in good faith after reasonable determination and consideration of all relevant factors: (i) no material adverse change in the condition or operation of the Company; (ii) satisfactory disclosure of all relevant information in the offering disclosure documents and a determination that the sale of stock is reasonable given such disclosures; (iii) no market conditions which might render the sale of the shares by the Company hereby contemplated inadvisable to the Company; (iv) agreement that the price established by the independent appraiser is reasonable in the then-prevailing market conditions, and (v) approval of Stifel Nicolaus’ internal Commitment Committee.
14. INDEPENDENT CONTRACTOR; NO FIDUCIARY DUTY
The Company acknowledges and agrees that it is a sophisticated business enterprise and that Stifel Nicolaus has been retained pursuant to this engagement letter to act as financial advisor to the Company solely with respect to the matters set forth herein. In such capacity, Stifel Nicolaus will act as an independent contractor, and any duties of Stifel Nicolaus arising out of this engagement pursuant to this letter shall be contractual in nature and shall be owed solely to the Company. Each party disclaims any intention to impose any fiduciary duty on the other.
15. GOVERNING LAW
This engagement letter shall be governed by and construed in accordance with the laws of the State of New Jersey applicable to contracts executed and to be wholly performed therein without giving effects to its conflicts of laws principles or rules. Any dispute here under shall be brought in a court in the State of New Jersey.

Standard Mutual Holding Company
Standard Bank, PaSB

16. WAIVER OF TRIAL BY JURY
BOTH STIFEL NICOLAUS AND THE COMPANY WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) RELATED TO OR ARISING OUT OF THIS AGREEMENT.

Standard Mutual Holding Company
Standard Bank, PaSB

Please acknowledge your agreement to the foregoing by signing in the place provided below and returning one copy of this letter to our office together with the retainer payment in the amount of $15,000. We look forward to working with you.
STIFEL, NICOLAUS & COMPANY, INCORPORATED

BY:	/s/ Robin P. Suskind
Robin P. Suskind
Managing Director

STANDARD MUTUAL HOLDING COMPANY
STANDARD BANK, PASB

BY:	/s/ Timothy K. Zimmerman
Timothy K. Zimmerman
President and Chief Executive Officer

Accepted and Agreed to This 6th Day of May, 2010
cc: Kent M. Krudys, Esq.